SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                              CONVERGYS CORPORATION
                              ---------------------
                                (Name of Issuer)

                                  Common Stock
                -------------------------------------------------
                         (Title of Class of Securities)

                                    212485106
                                 --------------
                                 (CUSIP Number)

                               Donald J. Wuebbling
                                  400 Broadway
                              Cincinnati, OH 45202
                                 (513) 629-1469
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 1998
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note:  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following page(s)

------------------------                                  ----------------------
CUSIP No. 212485106                    13D                     Page 2 of 6 Pages
------------------------                                  ----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WASLIC COMPANY II (Waslic)
     IRS Employer Identification No. 52-1549279
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO & WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                          [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Waslic is a Delaware corporation
--------------------------------------------------------------------------------
     NUMBER OF                7    SOLE VOTING POWER

     SHARES                        Waslic - 12,431,678
                              --------------------------------------------------
     BENEFICIALLY             8    SHARED VOTING POWER

     OWNED BY                      None
                              --------------------------------------------------
     EACH                     9    SOLE DISPOSITIVE POWER

     REPORTING                     Waslic - 12,431,678
                              --------------------------------------------------
     PERSON                   10   SHARED DISPOSITIVE POWER

     WITH                          None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,905,392 (as a group)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.11
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 212485106                    13D                     Page 3 of 6 Pages
------------------------                                  ----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     THE WESTERN AND SOUTHERN LIFE INSURANCE COMPANY (Western-Southern)
     IRS Employer Identification No. 31-0487145
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO & WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                          [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     The Western and Southern Life Insurance Company is an Ohio mutual life insurance company.
--------------------------------------------------------------------------------
     NUMBER OF                7    SOLE VOTING POWER

     SHARES                        Western-Southern - 1,473,714
                              --------------------------------------------------
     BENEFICIALLY             8    SHARED VOTING POWER

     OWNED BY                      None
                              --------------------------------------------------
     EACH                     9    SOLE DISPOSITIVE POWER

     REPORTING                     Western-Southern - 1,473,714
                              --------------------------------------------------
     PERSON                   10   SHARED DISPOSITIVE POWER

     WITH                          None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,905,392 (as a group)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.11
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer

     This initial Schedule 13D relates to the Common Stock without par value ("Convergys Common Stock"), of Convergys Corporation, an Ohio corporation, (the "Issuer"). The address of the principal executive offices of the Issuer is 201
E. Fourth Street, Cincinnati, Ohio 45201.

Item 2.  Identity and Background

     (a), (b) and (c) This statement is being filed by Waslic Company II, a Delaware corporation ("Waslic"), the principal business and offices of which are located at 802 West Street, Wilmington, Delaware 19801 and, by The Western and Southern Life Insurance Company ("Western-Southern"), an Ohio mutual life insurance company, the principal business and offices of which are located at 400 Broadway, Cincinnati, Ohio 45202. Waslic is a wholly owned investment company subsidiary of Western-Southern. Western-Southern operates as a life insurance company and is licensed as such in 43 states and the District of Columbia. Funds to make new investments are obtained from revenues. Any further references to Western-Southern in this Schedule 13D will include Waslic unless the context indicates otherwise.

     A list of the names, including business addresses and present principal occupation of the directors and executive officers of Western-Southern is attached hereto as Exhibit A.

     (d) During the last five years Western-Southern has not been, and to the best knowledge of Western-Southern none of the persons whose names are set forth in Exhibit A have been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years Western-Southern has not been, and to the best knowledge of Western-Southern none of the persons whose names are set forth in Exhibit A were, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) To the best knowledge of Western-Southern, all of the persons whose names are set forth in Exhibit A are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

     The acquisition of 1,000,000 shares of Convergys Common Stock by Waslic was financed with working capital. The additional 11,431,678 shares were acquired on December 31, 1998 when Waslic received one share of Convergys Common Stock for each share of Cincinnati Bell, Inc. Common Stock owned as of December 1, 1998 as part of Cincinnati Bell Inc.'s spinoff of the Issuer.

     Western-Southern (not including Waslic) acquired 1,473,714 shares of Convergys Common Stock on December 31, 1998 when Western-Southern received one share of Convergys Common Stock for each share of Cincinnati Bell, Inc. Common Stock owned as of December 1, 1998 as part of Cincinnati Bell Inc.'s spinoff of the Issuer.

Item 4.  Purpose of Transaction

     The Convergys Common Stock was acquired in the ordinary course of Western-Southern's business. The purpose of Western-Southern's acquisition is to achieve investment returns and to this end Western-Southern may acquire additional Convergys Common Stock or may dispose of all or a portion of the Convergys Common Stock it now holds or may hereafter purchase. In that connection, Western-Southern may from time to time communicate to the Issuer and others its position regarding the Issuer's business plans.

Item 5.  Interest in Securities of the Issuer

     (a) Western-Southern beneficially owns in the aggregate 13,905,392 shares of Convergys Common Stock. This position represents 9.11% of all of the Convergys Common Stock outstanding.

     (b) Western-Southern has sole power to vote or to direct the vote and sole power to dispose of or direct the disposition of an aggregate of 13,905,392 shares of Convergys Common Stock, consisting of 12,431,678 shares beneficially owned by Waslic and 1,473,714 shares beneficially owned by Western-Southern (which amount also includes 285,714 shares held by Western-Southern Foundation, Inc. ("W-S Foundation"), which is controlled by Western-Southern and is organized exclusively for charitable, religious, educational, and scientific purposes, including, the making of distributions to organizations that qualify as exempt organizations under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended).

     (c) No shares of Convergys Common Stock have been purchased or otherwise acquired by Western-Southern during the past 60 days, other than as described herein.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer

     Western-Southern has no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

     There are no written agreements, contracts, arrangements, understandings, plans or proposals by or between the persons named in Item 2 and any other person relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; or (2) the acquisition of control of the Issuer, liquidation, sale of assets, merger or any change in business or corporate structure or any other mater as disclosed in Item 6.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

          January 8, 1999
-----------------------------------


THE WESTERN AND SOUTHERN LIFE INSURANCE COMPANY

By:           /s/ William F. Ledwin
     ----------------------------------------
     William F. Ledwin, Senior Vice President
     and Chief Investment Officer


WASLIC COMPANY II

By:          /s/ Daniel F. Lindley
     ----------------------------------------
     Daniel F. Lindley, President

                                    Exhibit A

The  following  table  sets  forth  information   concerning  the  directors  of
Western-Southern:

     Name                         Principal Occupation                Business Address
     ----                         --------------------                ----------------
John F. Barrett              President and Chief Executive       *
                             Officer, Western-Southern

Donald A. Bliss              Formerly Chief Executive            10892 E. Fanfol Lane
                             Officer, Northwestern Bell          Scottsdale, Arizona  85259
                             and Vice President,
                             U.S. West Communications

James N. Clark               Executive Vice President and        *
                             Secretary, Western-Southern

Dr. Lawrence C. Hawkins      Owner, The LCH Resource             3909 Reading Road
                                                                 Cincinnati, Ohio  45229

Rev. James E. Hoff, S.J.     President, Xavier University        3800 Victory Parkway
                                                                 Cincinnati, Ohio  45207

Dr. J. Harold Kotte          Formerly President, Cardiology      *
                             Associates of Cincinnati

Carl A. Kroch                Formerly Chairman,                  203 N. LaSalle Street, Suite 2128
                             Kroch-Brentano Bookstores, Inc.     Chicago, Illinois  60601

Eugene P. Ruehlmann          Attorney, law firm of Vorys,        Suite 2100, Atrium Two
                             Sater, Seymour and Pease            221 E. 4th Street
                                                                 Cincinnati, Ohio  45202

George H. Walker III         Chairman of the Board,              500 N. Broadway
                             Stifel Financial Corp.              St. Louis, IL  63102

Thomas L. Williams           President, North American           212 E. Third Street
                             Properties                          Suite 300
                                                                 Cincinnati, Ohio  45202

William J. Williams          Chairman of the Board,              *
                             Western-Southern

*Business address is 400 Broadway, Cincinnati, Ohio  45202.